Exhibit 99

August 8, 2018 CONFERENCE CALL Q2 2018 Results 1

Today’s Participants • Don Walker Chief Executive Officer • Vince Galifi Chief Financial Officer • Swamy Kotagiri Chief Technology Officer • Louis Tonelli Vice President, Investor Relations 2

Forward Looking Statements

We disclose "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") to provide information about management's current expectations and plans. Such forward-looking statements may not be appropriate for other purposes.

Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements in this press release include, but are not limited to, statements related to:

- Potential electric vehicle engineering and manufacturing opportunities through our new joint ventures with Beijing Electric Vehicle Co. Ltd.;
- The expected benefits of our acquisition of OLSA S.p.A.;
- The expected benefits of our multi-year collaboration with Lyft;
- Estimated annual tariff exposure;
- Magna's forecasts of light vehicle production in North America and Europe;
- Expected consolidated sales, based on such light vehicle production, including expected split by segment in our Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles segments;
- Consolidated Adjusted EBIT margin;
- Adjusted EBIT Margin by reporting segment;
- Consolidated equity income;
- Net interest expense;
- Effective income tax rate;
- Adjusted net income;
- Fixed asset expenditures;
- Free Cash Flow levels; and
- Future returns of capital to our shareholders, including through dividends or share repurchases.

Our forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry
- economic cyclicality;
- intense competition;
- potential restrictions on free trade, including new or higher tariffs on commodities and/or automobiles;
- escalation of international trade disputes;

Customer and Supplier Related Risks
- concentration of sales with six customers;
- shifts in market shares among vehicles or vehicle segments;
- shifts in "take rates" for products we sell;
- potential loss of a material purchase order;

Manufacturing / Operational Risks
- product launch risks;
- operational underperformance;
- restructuring costs;
- impairment charges;
- labour disruptions;
- supply disruptions;

IT Security Risk
- IT/Security breach;

Pricing Risks
- pricing risks between time of quote and start of production;
- price concessions;
- commodity costs;
- declines in scrap steel prices;

Warranty / Recall Risks
- costs to repair or replace defective products;
- warranty costs that exceed our warranty provision;
- costs related to a significant recall;

Acquisition Risks
- an increase in our risk profile as a result of completed acquisitions;
- acquisition integration risk;

Other Business Risks
- risks related to conducting business through joint ventures;
- our ability to consistently develop innovative products or processes;
- changing risk profile;
- risks of conducting business in foreign markets;
- fluctuations in relative currency values;
- tax reassessments and exposures related to changes in tax laws;
- changes in credit ratings assigned to us;
- the unpredictability of, and fluctuation in, the trading price of our Common Shares;

Legal, Regulatory and Other Risks
- antitrust and compliance risk;
- legal claims and/or regulatory actions against us; and
- changes in laws.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

3

Reminders • All amounts are in U.S. Dollars (unless otherwise noted) • Today’s discussion excludes the impact of other expense, net • Results for 2017 have been restated to reflect our adoption of a new revenue accounting standard related to tooling and pre - production engineering 4

Q2 Highlights • Record second quarter results • Agreement with BJEV to engineer and build electric vehicles in China • Announcement to acquire European - based lighting supplier OLSA • Lyft partnership update • Estimated impact of tariffs 5

Q2 2018 • Second quarter records for sales, Adjusted EBIT, Adjusted Diluted EPS • Returned $844 million to shareholders in the quarter and approximately $1.1 billion YTD • Body Exteriors & Structures and Seating performed in - line with our expectations, excluding impact of Meridian fire • Complete Vehicles negatively impacted by G - Class launch • Power & Vision: – Consolidated results in line – Equity income below our expectations due to Getrag joint ventures 6

Beijing Electric Vehicle Co. Ltd. (BJEV) • Forming two joint ventures with Beijing Electric Vehicle Co. (BJEV) • Magna to jointly engineer and build premium electric vehicles for customers in China with BJEV • Facility can support up to 180,000 annual vehicle capacity • JV is capable of supporting the needs of additional customers 7 The Zhenjiang facility where Magna and BJEV plan to engineer and build electric vehicles for the Chinese market

OLSA Acquisition • Magna signed a deal to acquire OLSA, which will expand our lighting capabilities • Pending regulatory approval and other closing conditions, deal is expected to be finalized before end of 2018 • OLSA supplies automakers with advanced exterior lighting products • Deal expands footprint beyond North America • Lighting is a growth area due to increasing levels of electronics and the ability to differentiate through styling 8 Magna’s industry - first D - Optic LED headlamp on the Chevrolet Traverse and OLSA’s unique OLED tail lamp on the Audi TT

Lyft Partnership – Update • Equity investment closed in Q2 • Very pleased with cooperation and communication from Lyft • Actively recruiting on the west coast of U.S. • Will provide future updates 9

Tariffs • Beginning Q3, expect our earnings to be impacted by Section 232 and 301 tariffs • Estimated annual exposure ~$60 million, with ~$30 million impact in the second half of 2018 10

Q2 2018 Financial Highlights • Q2 records for: – Consolidated sales – up 12% – Consolidated Adjusted EBIT – up 6% – Net income attributable to Magna – up 7% – Adjusted Diluted EPS – up 15% • Returned $844M to shareholders • Outlook reduced for sales, equity income, and net income 11

Q2 2018 Consolidated Sales Performance $ BILLIONS Q2 2017 442 305 57 411 1,140 ($ Millions ) B/(W) 9.1 4.6 3.2 1.4 1.3 10.3 Q2 2017 Body Exteriors & Structures Power & Vision Seating Complete Vehicles Q2 2018 + 12 % RECORD 12

Q2 2018 Consolidated Sales Performance $ BILLIONS Key Factors: • Launch of new programs (+) • Foreign exchange translation (+) Q2 2017 Q2 2018 + 12% 9.1 10.3 13

Q2 2018 Adjusted EBIT and Equity Income - 50 BP ADJUSTED EBIT MARGIN % 8.3 7.8 KEY FACTORS + 33 % EQUITY INCOME ($ Millions) 54 72  Q2 2017  Q2 2018 14 + 6 % ADJUSTED EBIT ($ Millions) 758 803 • Complete Vehicles ( - ) • FX translation of net deferred tax assets ( - ) • Seating ( - ) • Body Exteriors & Structures (+) • Power & Vision (+)

Q2 2018 Financial Highlights Q2 2017 Q2 2018 ADJUSTED DILUTED EPS + $0.22 $1.45 $ 1.67 15 Q2 2017 Q2 2018 EFFECTIVE TAX RATE - 140 BP 24.5% 23.1% Q2 2017 Q2 2018 ADJUSTED NET INCOME ATTRIBUTABLE TO MAGNA + $39 Million $551M $590M

Q2 2018 Segment Sales BODY EXTERIORS & STRUCTURES $ BILLIONS • New program launches (+) • Foreign currency translation (+) • Change in production volumes on other programs ( - ) • Net customer price concessions ( - ) Significant New Launches: • Chevrolet Traverse and Buick Enclave • GMC Terrain and Chevrolet Equinox • Jeep Cherokee and Wrangler Q2 2017 Q2 2018 + 11% 4.1 4.6 16

Q2 2018 Segment Adjusted EBIT Margin % BODY EXTERIORS & STRUCTURES • Productivity and efficiency improvements (+) • Higher foreign exchange gains (+) • Higher scrap steel recoveries (+) • Higher launch costs ( - ) • Lost production due to fire at a Tier 1 supplier in North America ( - ) Q2 2017 Q2 2018 + 30 BP 8.2% 8.5% 17

Q2 2018 Segment Sales POWER & VISION $ BILLIONS • New program launches (+) • Foreign currency translation (+) • Impact of divestiture ( - ) • Net customer price concessions ( - ) Significant New Launches: • Audi A6 • Chevrolet Traverse and Buick Enclave • Jeep Wrangler Q2 2017 Q2 2018 + 11% 2.9 3.2 18

Q2 2018 Segment Adjusted EBIT Margin % POWER & VISION • Higher foreign exchange gains (+) • Higher equity income (+) • Spending associated with electrification and autonomy ( - ) • Reduction in an indemnity receivable ( - ) • Warranty costs ( - ) Q2 2017 Q2 2018 + 20 BP 9.2% 9.4% 19

Q2 2018 Segment Sales SEATING $ BILLIONS • New program launches (+) • Foreign currency translation (+) • End of production on certain programs ( - ) • Change in production volumes on other programs ( - ) • Impact of divestiture ( - ) • Net customer price concessions ( - ) Significant New Launches: • Ford Expedition • Lincoln Navigator • Ford Fiesta • Lynk and Co 01 and 02 Q2 2017 Q2 2018 + 4% 1.37 1.42 20

Q2 2018 Segment Adjusted EBIT Margin % SEATING 21 Q2 2017 Q2 2018 - 50 BP 8.6% 8.1% • New facility costs ( - ) • Higher equity income (+) • Higher foreign exchange gains (+)

Q2 2018 Complete Vehicles 22 + 57 % ASSEMBLY VOLUMES (Thousands of units) 21.3 33.5 + 47 % SALES ($ Millions ) 869 1,280 - 14 ADJUSTED EBIT ($ Millions) 15 1 ADJUSTED EBIT MARGIN % 1.7 0.1  Q2 2017  Q2 2018

Q2 2018 Cash Flow $ MILLIONS Cash from Operations Net Income + Non - Cash Items $ 939 Changes in Non - Cash Operating Assets & Liabilities $ (472) $ 467 Investment Activities Fixed Assets $ 379 Investments, Other Assets & Intangibles $ 103 Lyft Investment $ 200 $ 682 Proceeds from Disposition and Other $ 52 Free Cash Flow $ (163) Free Cash Flow Excluding Lyft Investment $ 37 23

Return of Capital to Shareholders Common Shares Repurchased in Q2 11.7M $ to Repurchase Shares in Q2 $ 729M Dividends Paid $ 115M Total Q2 Return to Shareholders $ 844M Common Shares Repurchased to date in Q3 1 4.2M $ to Repurchase Shares in Q 3 1 $ ~250M 24 1 As of August 3, 2018

2018 Outlook August May Vehicle Production: – North America 17.2M 17.3M – Europe 22.6M 22.6M Foreign Exchange Rates: – U.S. – Cdn 0.771 0.780 – U.S. – Euro 1.185 1.220 25

2018 Outlook 1 $ BILLIONS UNLESS OTHERWISE NOTED U.S. GAAP August May Sales: • Body Exteriors & Structures $17.1 - $17.9 $17.3 - $18.1 • Power & Vision $12.2 - $12.8 $12.3 - $12.9 • Seating Systems $5.5 - $5.9 $5.5 - $5.9 • Complete Vehicles $6.1 - $6.5 $6.4 - $6.8 Total Sales $40.3 - $42.5 $40.9 - $43.1 EBIT Margin % 7.7% - 7.9% 7.9% - 8.2% Equity Income $270M - $305M $335M - $375M Interest Expense ~$90M ~$90M Tax Rate 22% - 23% 22% - 23% Net Income Attributable to Magna $2.3 - $2.5 $2.4 - $2.6 Capital Spending ~$1.9 2 ~$1.8 1 Assumptions: • Based on new revenue accounting standard for tooling and pre - production engineering • Excludes the impact of any future material acquisitions or divestitures 26 2 Includes $200 million acquisition price for two of our facilities in the southern U.S. that we plan to purchase from Granite

2018 Segment Adjusted EBIT Margin % OUTLOOK vs PRIOR FORECAST  2017  Prior 2018  Current 2018 27 BODY EXTERIORS & STRUCTURES 8.1% 8.1 - 8.5% 8.1 - 8.5% SEATING SYSTEMS 8.3% 7.5 - 8.0% 7.5 - 8.0% POWER & VISION 10.2% 10.0 - 10.5% 9.5 - 10.0% COMPLETE VEHICLES 1.9% 1.5 - 2.0% 1.0 - 1.5%

Revised 2020 Outlook 1,2 CONSOLIDATED UPDATED PREVIOUS Equity Income $330M - $380M $400M - $450M EBIT Margin % 8.3% - 8.7% 8.5% - 8.9% 28 1 Based on new revenue accounting standard for tooling and pre - production engineering 2 We have updated our 2020 outlook only for our transmission joint venture operations in China and Europe , reflecting our current views on market developments and estimated production volumes on programs to supply transmissions. We now expect equity income in 2020 to be between $330 million and $380 million, compare d t o a range of between $400 million and $450 million previously, as set out in our outlook dated January 16, 2018. As a result of our reduced equity income outlook, we now expect our 2020 Adjusted EBI T margin percentage to be in the 8.3% to 8.7% range, compared to a previous range of 8.5% to 8.9%, as provided in January. We have made no other updates to our 2020 outlook from January, including updates in assumptions with respect to total light veh icl e production volumes, material unannounced acquisitions and divestitures and foreign exchange rates. POWER & VISION UPDATED PREVIOUS Equity Income $295M - $335M $365M - $405M EBIT Margin % 10.9% - 11.5% 11.4% - 12.0%

Summary 29 • Second quarter records – Sales – Adjusted EBIT – Adjusted Net Income attributable to Magna – Adjusted Diluted EPS • Returned $844M to shareholders • Reduced outlook for sales, equity income and net income for 2018 • Reduced 2020 outlook for equity income and Adjusted EBIT margin (Consolidated and Power & Vision) due to transmission joint ventures • Anticipate free cash flow of approximately $2 billion in 2018

August 8, 2018 APPENDIX Q2 2018 Conference Call 30

Segment Performance vs Market Q2, 2018 vs Q2, 2017 Reported Organic 1 Unweighted Outperformance Weighted Outperformance Body Exteriors & Structures 11% 8% 0% 5% Power & Vision 11% 6% (2%) 3% Seating 4% 5% (3%) 2% Complete Vehicles 47% 36% 28% 33% TOTAL SALES 12% 9% 1% 6% Unweighted Production Growth 8% Weighted Production Growth 2 3% 1 Excluding net acquisitions and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicle sales, to regional production 31

Q2 2018 Reconciliation of Reported Results EXCLUDING OTHER EXPENSE (INCOME), NET $ MILLIONS – EXCEPT PER SHARE FIGURES Reported Other Exp./Inc. Excl. Other Exp./Inc. Income Before Income Taxes $ 819 $ 39 $ 780 % of Sales 8.0% 7.6% Income Taxes $ 183 $ 3 $ 180 % of Pretax 22.3% 23.1% Income Attributable to Non - Controlling Interests $ (10) $ - $ (10) Net Income Attributable to Magna $ 626 $ 36 $ 590 Earnings Per Share $ 1.77 $ 0.10 $ 1.67 32

Q2 2017 Reconciliation of Reported Results EXCLUDING OTHER EXPENSE (INCOME), NET $ MILLIONS – EXCEPT PER SHARE FIGURES Reported Restructuring Excl. Other Exp./Inc. Income Before Income Taxes $ 744 $ (3) $ 747 % of Sales 8.1% 8.2% Income Taxes $ 183 $ - $ 183 % of Pretax 24.6% 24.5% Income Attributable to Non - Controlling Interests $ (13) $ - $ (13) Net Income Attributable to Magna $ 548 $ (3) $ 551 Earnings Per Share $ 1.44 $ (0.01) $ 1.45 33

Segment Impact on Adjusted EBIT % of Sales Q2 2018 vs Q2 2017 $ MILLIONS Sales Adjusted EBIT Adjusted EBIT as a Percentage of Sales Second Quarter of 2017 $ 9,140 $ 758 8.3% Increase (Decrease) related to: Body Exteriors & Structures $ 442 $ 48 0.1% Power & Vision $ 305 $ 33 0.1% Seating Systems $ 57 $ (1) (0.1%) Complete Vehicles $ 411 $ (14) (0.5%) Corporate and Other $ (75) $ (21) (0.1%) Second Quarter of 2018 $ 10,280 $ 803 7.8% 34

Geographic Sales Q2 2018 vs Q2 2017 35 + 3 % NORTH AMERICA ($Billions) 5.1 5.2 + 28 % EUROPE ($Billions) 3.4 4.3 + 7 % ASIA ($Millions ) 654 697 + 5 % REST OF WORLD ($Millions ) 132 139  Q2 2017  Q2 2018

Adjusted Debt to Adjusted EBITDA Calculation $ MILLIONS Q2 2018 Unadjusted LTM EBITDA $ 4,457 Other Income (Expense) LTM $ 6 Other $ 391 Adjusted EBITDA $ 4,854 Debt per Balance Sheet $ 4,358 Operating Lease Adjustment $ 1,729 Other $ 267 Adjusted Debt $ 6,354 Adjusted Debt / Adjusted EBITDA 1.31x 36